FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Fixed-dose combination of albuterol and budesonide (PT027) demonstrated significant benefits for asthma patients in MANDALA and DENALI Phase III trials

9 September 2021 07:00 BST

Fixed-dose combination of albuterol and budesonide (PT027) demonstrated significant benefits for asthma patients in MANDALA and DENALI Phase III trials

PT027 significantly reduced the risk of severe exacerbations compared to albuterol in patients with moderate to severe asthma in MANDALA trial when used as a rescue medicine in response to symptoms

PT027 significantly improved lung function compared to individual components in mild to moderate asthma in DENALI trial

Positive high-level results from the MANDALA and DENALI Phase III trials of PT027 (albuterol/budesonide), at both 180/160mcg and 180/80mcg doses, met all primary endpoints demonstrating statistically significant benefits in patients with asthma versus individual components albuterol, also known as salbutamol (180mcg) and budesonide (160mcg).

PT027 is a potential first-in-class inhaled, fixed-dose combination of albuterol, a short-acting beta2-agonist (SABA), and budesonide, an inhaled corticosteroid (ICS), being developed by AstraZeneca and Avillion.

The MANDALA trial met the primary endpoint, with PT027 demonstrating statistically significant and clinically meaningful reductions in the risk of severe exacerbations compared to albuterol, when used as a rescue medicine in response to symptoms. The trial included 3,132 patients with moderate to severe asthma taking maintenance ICS with or without additional controller medicines.

The DENALI trial met the dual primary endpoints, with PT027 showing a statistically significant improvement in lung function measured by forced expiratory volume in one second (FEV1), compared to the individual components albuterol and budesonide, and compared to placebo. The trial included 1,001 patients with mild to moderate asthma previously treated either with a SABA as needed alone or in addition to low-dose maintenance ICS therapy.

Asthma is a chronic, inflammatory, fluctuating respiratory disease1 that affects as many as 339 million adults and children worldwide,1 including over 25 million in the US.2 Inflammation is a distinctive feature of asthma3 and plays a key role in asthma symptoms,4 exacerbations5 and deaths.5

Bradley E. Chipps, Past President of the American College of Allergy, Asthma & Immunology and Medical Director of Capital Allergy & Respiratory Disease Center in Sacramento, US, said: "Severe asthma exacerbations are a significant burden for many asthma patients of all ages resulting in impaired quality of life, hospitalisation, treatment with systemic corticosteroids which can lead to serious side effects, and the possibility of premature death. Many millions of patients globally rely on their rescue inhaler to alleviate acute symptoms, but this does not treat the underlying inflammation in asthma. The MANDALA and DENALI trials demonstrate an albuterol/budesonide rescue inhaler can address inflammation and prevent exacerbations, making PT027 an important potential new treatment option for patients."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "All patients with asthma are at risk of severe exacerbations, regardless of their disease severity and many are known to overuse short-acting bronchodilators. These exciting results with PT027 bring us one step closer to providing an innovative and superior treatment approach for asthma by preventing exacerbations."

The safety and tolerability of PT027 in both trials were consistent with the known profiles of the components. Detailed data from MANDALA and DENALI will be presented at an upcoming medical meeting.

Asthma
Patients with asthma experience recurrent breathlessness and wheezing, which varies over time, and in severity and frequency.4 These patients are at risk of severe exacerbations regardless of their disease severity, adherence to treatment or level of control.6-7

There are an estimated 176 million asthma exacerbations globally per year,8 including more than 10 million in the US;2 these are physically threatening and emotionally significant for many patients9 and can be fatal.1,4

Inflammation is central to both asthma symptoms4 and exacerbations.5 Many patients experiencing asthma symptoms use a SABA as a rescue medicine, however, taking a SABA alone does not address inflammation, leaving patients at risk of severe exacerbations,10 which can result in impaired quality of life,11 hospitalisation12 and frequent oral corticosteroid (OCS) use.12 Repeated courses of OCS therapy are associated with an increased risk of systemic side effects including pneumonia, osteoporosis and type 2 diabetes.13,14 International recommendations from the Global Initiative for Asthma no longer recommend SABA as the preferred rescue therapy.4

MANDALA
MANDALA15,16 is a Phase III, randomised, double-blind, multicentre, parallel-group, event-driven trial evaluating the efficacy and safety of PT027 compared to albuterol on the time to first severe asthma exacerbation in 3,132 adults and children aged four years and older with moderate to severe asthma taking ICS alone or in combination with a range of asthma maintenance therapies, including long-acting beta2-agonists (LABA), leukotriene receptor antagonists (LTRA), long-acting muscarinic antagonists (LAMA) or theophylline. The trial comprised a two to four-week screening period, at least a 24-week treatment period and a two-week post-treatment follow-up period.

Patients were randomly assigned to one of the following three treatment groups in a 1:1:1 ratio: PT027 180/160mcg (excluding patients aged 11 years or younger), PT027 180/80mcg or albuterol 180mcg, taken as a rescue medicine in response to symptoms. PT027 and the albuterol comparator were delivered in a pressurised metered-dose inhaler (pMDI) using AstraZeneca's Aerosphere delivery technology. The primary efficacy endpoint was the time to first severe asthma exacerbation during the treatment period. Secondary endpoints included severe exacerbation rate (annualised), total systemic corticosteroid exposure over the treatment period, asthma control and health-related quality of life.

DENALI
DENALI17,18 is a Phase III, randomised, double-blind, placebo-controlled, multicentre, parallel-group trial evaluating the efficacy and safety of PT027 compared to its components albuterol and budesonide on improvement in lung function in 1,001 adults and children aged four years and older with mild to moderate asthma previously treated either with SABA as needed alone or in addition to regular low-dose ICS maintenance therapy. The trial comprised a two-to-four-week screening period, a 12-week treatment period and a two-week post-treatment follow-up period.

Patients were randomly assigned to one of the following five treatment groups in a 1:1:1:1:1 ratio: PT027 180/160mcg four times daily (excluding patients aged 11 years or younger), PT027 180/80mcg four times daily, albuterol 180mcg four times daily, budesonide 160mcg four times daily and placebo four times daily (excluding patients aged 11 years or younger). PT027 and the albuterol and budesonide comparators were delivered in a pMDI using AstraZeneca's Aerosphere delivery technology. The dual primary efficacy endpoints were a change from baseline in FEV1 area under the curve 0-6 hours over 12 weeks of PT027 compared to budesonide to assess the effect of albuterol and a change from baseline in trough FEV1 at week 12 of PT027 compared to albuterol to assess the effect of budesonide. Secondary endpoints included the time to onset and duration of response on day one, number of patients who achieved a clinically meaningful improvement in asthma control from baseline at week 12 and trough FEV1 at week one.

PT027
PT027 is a potential first-in-class SABA/ICS rescue treatment for asthma in the US, to be taken as needed in response to symptoms. It is an inhaled, fixed-dose combination of albuterol (also known as salbutamol), a SABA, and budesonide, a corticosteroid, and is being developed in a pMDI using AstraZeneca's Aerosphere delivery technology.

AstraZeneca and Avillion collaboration
In March 2018, AstraZeneca and Avillion signed an agreement to advance PT027 through a global clinical development programme for the treatment of asthma. Under the terms of the agreement, Avillion became the trial sponsor responsible for executing and funding the multicentre, global clinical trial programme for PT027 through to regulatory decision in the US. Following the successful approval of PT027, AstraZeneca has the option, upon certain financial payments, to commercialise the medicine in the US.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://www.globalasthmareport.org/Global%20Asthma%20Report%202018.pdf. [Last accessed: 2 July 2021].

2.   CDC. Most Recent National Asthma Data. [Online]/ Available at: https://www.cdc.gov/asthma/most_recent_national_asthma_data.htm. [Last accessed: 2 July 2021].

3.   Wenzel SE. Asthma phenotypes: the evolution from clinical to molecular approaches. Nat Med. 2012;18:716-725.

4.   Global Initiative for Asthma. 2021 GINA Report, Global Strategy for Asthma Management and Prevention. [Online]. Available at: https://ginasthma.org/wp-content/uploads/2021/04/GINA-2021-Main-Report_FINAL_21_04_28-WMS.pdf  [Last accessed: July 2021]

5.   Wark PA, et al. Asthma exacerbations· 3: pathogenesis. Thorax. 2006 Oct 1;61(10):909-15.

6.   Price D, et al. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014;24:14009.

7.   Papi Am, et al. Relationship of inhaled corticosteroid adherence to asthma exacerbations in patients with moderate-to-severe asthma. J Allergy Clin Immunol Pract. 2018;6(6):1989-98.e3.

8.   AstraZeneca Pharmaceuticals. Data on File. Budesonide/formoterol Data on File: Annual Rate of Asthma Exacerbations Globally. (ID: SD-3010-ALL-0017).

9.   Sastre J, et al. Insights, attitudes, and perceptions about asthma and its treatment: a multinational survey of patients from Europe and Canada. World Allergy Organ J. 2016;9:13.

10.  Nwaru BI, et al. Overuse of short-acting b2-agonists in asthma is associated with increased risk of exacerbation and mortality: a nationwide cohort study of the global SABINA programme. Eur Respir J. 2020;55(4):1901872.

11.  Lloyd A, et al. The impact of asthma exacerbations on health-related quality of life in moderate to severe asthma patients in the UK. Prim Care Respir J. 2007;16(1):22-7.

12.  Bourdin A, et al. ERS/EAACI statement on severe exacerbations in asthma in adults: facts, priorities and key research questions. Eur Respir J. 2019;54(3):1900900.

13.  Price DB, et al. Adverse outcomes from initiation of systemic corticosteroids for asthma: long-term observational study. J Asthma Allergy. 2018;11:193-204.

14.  Sullivan PW, et al. Oral corticosteroid exposure and adverse effects in asthmatic patients. J Allergy Clin Immunol. 2018;141:110-116.e7

15.  Clinicaltrials.gov. A Study to Assess the Efficacy and Safety of Budesonide/Albuterol Metered-dose Inhaler (BDA MDI/PT027) in Adults and Children 4 Years of Age or Older With Asthma (MANDALA). Available at https://clinicaltrials.gov/ct2/show/NCT03769090. [Last accessed: 2 July 2021].

16.  Chipps BE, et al. Evaluation of the Efficacy and Safety of As-Needed PT027 Budesonide/Albuterol MDI) Compared to As-Needed Albuterol MDI in Adults and Children 4 Years of Age or Older with Uncontrolled Moderate to Severe Asthma: Design of the Mandala Study. Am. J. Respir. Crit. Care Med. 2020;201:A3015.

17.  Clinicaltrials.gov. A Study to Assess the Efficacy and Safety of Budesonide/Albuterol Metered-dose Inhaler (BDA MDI/PT027) Used 4 Times Daily in Adults and Children 4 Years of Age or Older With Asthma (DENALI). Available at https://clinicaltrials.gov/ct2/show/NCT03847896. [Last accessed: 2 July 2021].

18.  AstraZeneca Pharmaceuticals. Data on File. DENALI clinical trial protocol Data on File (ID: 121792).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 September2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary